Exhibit 99.2

FAIRFAX  News Release

TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, April 27, 2018

RESULT OF VOTING FOR DIRECTORS AT ANNUAL AND SPECIAL SHAREHOLDERS’ MEETING

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) is pleased to announce the results of the vote on Directors at its April 26, 2018 Annual and Special Shareholders’ Meeting.

Each of the nominee directors listed in Fairfax’s management proxy circular dated March 9, 2018 was elected as a director, without a vote by ballot being conducted.  Fairfax received proxies with regard to voting on the eleven directors nominated for election, directing as set forth in the table below:

Name of Nominee	Vote For (Aggregate)%		Withhold Vote (Aggregate)%		Vote For (Subordinate Voting Shares)%		Withhold Vote (Subordinate Voting Shares)%
Anthony F. Griffiths	39,101,141	98.59	557,226	1.41	19,013,135	97.15	557,226	2.85
Robert J. Gunn	39,593,842	99.84	64,525	0.16	19,505,836	99.67	64,525	0.33
Alan D. Horn	39,593,507	99.84	64,860	0.16	19,505,501	99.67	64,860	0.33
Karen L. Jurjevich	39,575,193	99.79	83,174	0.21	19,487,187	99.58	83,174	0.42
Christine N. McLean	38,937,636	98.18	720,731	1.82	18,849,630	96.32	720,731	3.68
John R.V. Palmer	39,539,415	99.70	118,952	0.30	19,451,409	99.39	118,952	0.61
Timothy R. Price	39,537,607	99.70	120,760	0.30	19,449,601	99.38	120,760	0.62
Brandon W. Sweitzer	39,279,774	99.05	378,593	0.95	19,191,768	98.07	378,593	1.93
Lauren C. Templeton	39,646,656	99.97	11,711	0.03	19,558,650	99.94	11,711	0.06
Benjamin P. Watsa	38,882,893	98.04	775,474	1.96	18,794,887	96.04	775,474	3.96
V. Prem Watsa	39,035,609	98.43	622,758	1.57	18,947,603	96.82	622,758	3.18

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                                                                  John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946